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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IMAX CORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45245E109
(CUSIP Number)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45245E109

1	NAMES OF REPORTING PERSONS: Kevin Douglas

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,833,090 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,618,700 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,618,700 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,126,041 shares directly and jointly. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 707,049 shares.
(2)	Kevin Douglas has dispositive power with respect to 261,870 shares held by James E. Douglas, III and 523,740 shares held by the Douglas Family Trust.
(3)	Based on 40,285,574 shares of the Issuer’s Common Stock outstanding as of October 26, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	45245E109

1	NAMES OF REPORTING PERSONS: Michelle Douglas

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,833,090 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,833,090 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,833,090

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Michelle Douglas and her husband, Kevin Douglas, hold 1,126,041 shares directly and jointly. In addition, Michelle Douglas and Kevin Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 707,049 shares.
(2)	Based on 40,285,574 shares of the Issuer’s Common Stock outstanding as of October 26, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	45245E109

1	NAMES OF REPORTING PERSONS: James E. Douglas, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		261,870

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		261,870 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	261,870

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.7%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Kevin Douglas has dispositive power with respect to 261,870 shares held by James E. Douglas, III.
(2)	Based on 40,285,574 shares of the Issuer’s Common Stock outstanding as of October 26, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	45245E109

1	NAMES OF REPORTING PERSONS: Douglas Family Trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		523,740

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		523,740 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	523,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas has dispositive power with respect to 523,740 shares held by the Douglas Family Trust.
(3)	Based on 40,285,574 shares of the Issuer’s Common Stock outstanding as of October 26, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	45245E109

1	NAMES OF REPORTING PERSONS: James Douglas and Jean Douglas Irrevocable Descendants' Trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		707,049

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		707,049

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	707,049

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 40,285,574 shares of the Issuer’s Common Stock outstanding as of October 26, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

Item 1.

	(a	)	Name of Issuer:
IMAX CORP

	(b	)	Address of Issuer’s Principal Executive Offices:
2525 Speakman Drive
Mississauga, Ontario
Canada
L5K1B1

Item 2.

	(1	)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas, III

	(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

	(c	)	CITIZENSHIP:
United States

	(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock

	(e	)	CUSIP NUMBER:
45245E109

	(2	)(a)	NAME OF PERSONS FILING:
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

	(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

	(c	)	CITIZENSHIP:
California

	(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock

	(e	)	CUSIP NUMBER:
45245E109

7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

8

Item 4. Ownership
     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.
     As of the date of the event which required the filing of this Schedule 13G, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin and Michelle Douglas (1)(2)	1,126,041

James E. Douglas, III (3)	261,870

Douglas Family Trust (4)	523,740

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (5)	707,049

Total	2,618,700
(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 1,126,041 shares he holds directly and jointly with his wife, Michelle Douglas; (ii) shared dispositive power with respect to all 261,870 shares held directly by James E. Douglas, III and all 523,740 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 707,049 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(2)	Michelle Douglas has (i) shared voting and shared dispositive power with respect to all 1,126,041 shares she holds directly and jointly with her husband, Kevin Douglas and (ii) shared voting and shared dispositive power, in her capacity as co-trustee, with respect to all 707,049 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(3)	James E. Douglas, III has sole voting power with respect to all 261,870 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.

(4)	The Douglas Family Trust has sole voting power with respect to all 523,740 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.

(5)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 707,049 shares it holds directly.
     Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

9

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8.	Identification and Classification of Members of the Group
     See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9.	Notice of Dissolution of Group
     Not applicable.
Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of IMAX CORP’s Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: March 21, 2007	By:	/s/ Tim McGaw, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee

LIMITED POWER OF ATTORNEY FOR
SECTION 13(d) REPORTING OBLIGATIONS
     The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:
     (1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of IMAX Corporation, a Canadian corporation (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G), as may be amended from time to time (the “Exchange Act”);
     (2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and
     (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledge that:
     (1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;
     (2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     (3) none of such attorneys-in-fact assumes (i) any liability for any of the undersigneds’ responsibility to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and
     (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder.
     The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.
     This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

     The undersigned have caused this Limited Power of Attorney to be executed as of this 21st day of March, 2007.

/s/ Kevin Douglas
Kevin Douglas

/s/ Michelle Douglas
Michelle Douglas

/s/ James E. Douglas, III
James E. Douglas, III

DOUGLAS FAMILY TRUST
/s/ James E. Douglas, Jr.
Name:	James E. Douglas, Jr.
Title:	Trustee

/s/ Jean A. Douglas
Name:	Jean A. Douglas
Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
/s/ Kevin Douglas
Name:	Kevin Douglas
Title:	Trustee

/s/ Michelle Douglas
Name:	Michelle Douglas
Title:	Trustee